FORM OF LETTER TO STOCKHOLDERS WHO HAVE REQUESTED INFORMATION

The Taiwan Fund, Inc.

c/o Martin Currie, Inc.

Saltire Court

20 Castle Terrace

Edinburgh

EH1 2ES

Dear Stockholder:

At a meeting held on April 24, 2012, the Board of Directors of The Taiwan Fund, Inc., a Delaware corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the “Fund”), approved a tender offer pursuant to which the Fund will repurchase up to 50% of the Fund’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), for cash at a price equal to 99% of its net asset value (“NAV”) per share. Accordingly, the Fund is hereby commencing an Offer to Repurchase up to 50% of the Fund’s outstanding Shares for cash at a price equal to 99% of the Fund’s NAV per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on June 14, 2012, or the business day following such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Stockholders with an alternative source of liquidity for their investment in Shares and as part of the Fund’s ongoing efforts to provide additional value to Stockholders. The Offer provides a means for Stockholders wishing to sell a portion of their Shares to do so at a price close to NAV per Share. The deadline for participating in the Offer is 5:00 p.m., New York time, June 13, 2012, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on June 14, 2012 (the “Pricing Date”), unless the Offer is extended. Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the business day following the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted promptly after the Termination Date.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of May 8, 2012, there were 18,576,090 Shares issued and outstanding, and the NAV was $17.39 per Share. The Fund does not expect that the number of Shares issued and outstanding will be materially different on the Termination Date. Stockholders may contact AST Fund Solutions, LLC, the Fund’s Information Agent, at 800-591-8254 (toll free) or 212-400-2605 (collect call) or contact the Fund directly at 877-864-5056 to obtain current NAV quotations for the Shares.

Neither the Fund nor its Board of Directors (the “Board”) is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of the Offer and related material should be directed to the Information Agent, at 800-591-8254 (toll free) or 212-400-2605 (collect call).

Very truly yours,

Jamie Skinner President of The Taiwan Fund, Inc.

May 15, 2012